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SURVIVING CORPORATION - ARTICLES OF INCORPORATION


1. Total Authorized Shares.

   (a) Common Stock. The aggregate number of shares which the Corporation is authorized to issue is 50,000,000 common shares (collectively, the "Common Stock"), of which:

       (i) 47,166,666 common shares shall be designated Class A Common Stock having a par value of $0.01 per share (the "Class A Common Stock"); and

       (ii) 2,833,334 common shares shall be designated Class B Common Stock having a par value of $0.01 per share ("Class B Common Stock"). The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock".

   (b) Rights and Preferences. Each share of Class A Common Stock and each share of Class B Common Stock shall, except as otherwise expressly provided in this Article, be identical in all respects and shall have equal rights, powers and privileges.

   (c) Issuance. The authorized shares of Class B Common Stock will be issued only (i) pursuant to the Agreement and Plan of Merger, dated February 3, 2000 (the "Merger Agreement"), among Centillion Data Systems, Inc. and the Corporation, (ii) in a subdivision (by stock split or otherwise) of outstanding shares of Class B Common Stock, or (iii) as a stock dividend or share distribution (with respect to such shares of Class B Common Stock).

2. Voting Rights.

   (a) General. Except with respect to the election of directors of the Corporation occurring prior to July 1, 2003 which shall be governed by the provisions of Section 2(b) below, and except as may otherwise be required by laws of the State of Delaware, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to one (1) vote for each share of such stock held, shall vote as one class with respect to all matters to be voted on by shareholders of the Corporation, and no separate vote or consent of the holders of shares of Class A Common Stock, the holders of share of Class B Common Stock (or the holders of shares of any other class or series of stock of Corporation) shall be required for the approval of any such matter.



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   (b) Board of Directors. The Board of Directors shall be divided into three classes, which shall be as nearly equal in number as possible. Directors of each class shall serve for a term of three years, and until their successors shall have been elected and qualified. Upon the adoption of these Articles and the filing of the Certificate of Merger with the Delaware Secretary of State, the existing Board of Directors shall be reclassified. Each Director of the reclassified Board of Directors shall be placed in one of the three classes, and the initial term of office of each such class shall (except in the event of his earlier resignation or removal) expire at the annual shareholders' taking place in the year set forth opposite such Director's name (or, if later, upon the election and qualification of his successor), as follows:

Name                        Class                      Term Expires
--------------------------- ------------------         --------------

Harold Garrison             I                              2001
Salah Osseiran

Michael H. Leeds            II                             2002
Tom Grein

Graham Bevington            III                            2003
Rupert Armitage
Anthony P. Johns


       (i) For any meeting of Shareholders held prior to July 1, 2003, the holders of Class B Common Stock, voting together as a single class, shall have the right to elect the Class I Directors;

       (ii) For any meeting of Shareholders held prior to July 1, 2003, the holders of Class B Common Stock, voting together as a single class, shall have the right to elect the Class II Directors;

       (iii) For any meeting of Shareholders held prior to July 1, 2003, any vacancies with respect to Class I or Class II Directors shall be filled by the remaining Class I and Class II Directors voting as a group, or with respect to a Class III Director by the remaining Class III Directors; and

       (iv) If, prior to July 1, 2003, there is any increase or decrease in the number of Directors, such Directors shall be assigned as Class I, II or II so that the holders of Class B Common Stock, voting togther as a single class, maintain a majority of the Board of Directors.


3. Conversion of Class B Common Stock.

   The Class B Common Stock shall be subject to conversion as follows:



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   (a) Conversion at the Corporation's Election. During the Initial Conversion
Period the shares of Class B Common Stock shall be subject, in the sole discretion of the Board of Directors, to conversion into a number of shares of Class A Common Stock equal in value, on a per share equivalent basis, to the value of Centillion LLC (excluding the value attributed to U.S. Patent No. 5287270, U.S. Patent No. 5325290 and the Related Patents) with the number of shares into which the Class B Common Stock will be converted to be determined as follows: Class A Common Stock valued at the lower of (i) $1.50 per share or 88% of then Current Market Value of Class A Common Stock (for the first 1 million shares of Class A Common Stock so issued less the number of share issued at the Effective Time pursuant to Section 1.5(b)(i)(D) of the Merger Agreement or (B) 88% of the then Current Market Value of the Class A Common Stock (for any additional shares).

   (b) Conversion at the election of the holders of Class B Common Stock. During the Interim Conversion Period, the shares of Class B Common Stock, at the election of the holders of more than 50% of the outstanding shares of such Class B Common Stock, shall be converted into shares of Class A Common Stock (i) in the first 31 days of the Interim Conversion Period in the manner set forth in
Section 3(a) above and (ii) during the remainder of the Interim Conversion Period, the Class A Common Stock shall be valued at 88% of the then Current Market Value of the Class A Common Stock.

   (c) Mandatory Conversion. Upon the occurrence of a Covered Disposition, all of the issued and outstanding shares of Class B Common Stock shall be converted into shares of Class A Common Stock equal in value, on a per share equivalent basis, to the value of Centillion LLC, with the conversion based on 100% of the then current market value of the Class A Common Stock to be issued upon such conversion; provided, however, that in no event shall a mandatory conversion under this Section 3(c) occur earlier than the fourth anniversary of the Effective Time under the Merger Agreement.

   (d) Valuation Procedures. In the event an appraisal is required under these Articles of Incorporation with respect to the market value of Centillion LLC or the Class B Common Stock, the Class III Directors will appoint a qualified appraiser to determine such value. If the appraiser so appointed by the Class III Directors is not acceptable to the Class I and Class II Directors, then the Class I and Class II Directors shall appoint a qualified appraiser to determine such value. If the appraiser appointed by the Class I and Class II Directors is not acceptable to the Class III Directors, the two appraisers so selected shall appoint a third appraiser who shall perform such appraisal and the results thereof shall be binding upon all of the parties, with the cost of the appraisal to be paid by the Corporation.

   (e) Definitions. For purposes of this Section 3,

       (i) The term "Initial Conversion Period" shall mean the period beginning on the Effective Time under the Merger Agreement and ending on the earlier to occur of (x) the second anniversary of such date, or (y) the date on which those persons who were the original recipients of the Merger Consideration cease to own, collectively fifty-one percent (51%) or more of the issued and outstanding shares of Common Stock of the Corporation received pursuant to the Merger; and


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       (ii) The term "Interim Conversion Period" shall mean the three (3) year period commencing immediately upon the expiration of the Initial Conversion Period and ending on the third anniversary of such commencement date.

   (f) Conversion Procedures. Any such conversion may be effected by surrendering such holder's certificate or certificates for the stock to be converted, duly endorsed, at the office of the Corporation or any transfer agent. If so required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or the duly authorized representative of such holder. Promptly thereafter, the Corporation shall issue and deliver to such holder or such holder's nominee or nominees, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as herein provided. All conversions are to be effective, and valued, as of the last day of the calendar quarter in which the election or event giving rise to mandatory conversion occurs.

4. Dividends; Discrimination Between or Among Classes of Common Shares.

   The Board of Directors shall have the sole authority and discretion to declare and pay dividends on (i) the Class A Common Stock and (iii) the Class B Common Stock, in equal or unequal amounts (including declaring and paying dividends on one or more class of shares while declaring and paying no dividends, or a different dividend, on one or more other classes of shares); provided, however, that whenever a dividend is paid to the holders of the Class B Common Stock, the Corporation shall also pay to the holders of Class A Common Stock a dividend per share equal to or greater than the dividend per share paid to the holders of Class B Common Stock unless a different dividend amount (or no dividend) has been authorized by a 2/3's majority of the Board of Directors.

5. Liquidation.

   In the event of a liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the corporation the holders of the shares of Class A Common Stock and the holders of the shares of Class B Common Stock shall share in the aggregate in the funds of the Corporation remaining for distribution to its common shareholders in the same proportions as (i) the net assets of Centillion LLC bear to (ii) the net assets of the corporation without regard to the net assets of Centillion LLC. Neither the consolidation or merger of the corporation with or into any other corporation or corporations nor the sale, transfer or lease of all or substantially all of the assets of the corporation shall itself be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this Paragraph 5 of this Article. Notwithstanding anything to the contrary herein, the holders of the Class B Common Stock shall have no rights to the specific assets owned by Centillion LLC at the time of liquidation, dissolution or winding up of the Corporation.



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6. Determinations by the Board of Directors.

   Any determinations made by the Board of Directors under any provision in this Article shall be final and binding on all shareholders of the corporation, except as may otherwise be required by law. The Corporation shall prepare a statement of any such determination by the Board of Directors respecting the fair market value of any properties, assets or securities and shall file such statement with the Secretary of the corporation. The Board of Directors shall establish an Executive Committee to be composed of one Class III Director and two Directors from Class I And Class II selected by each class of Directors. All decisions of the Corporation or by the Directors required (i) by these Articles,
(ii) by any other Agreement, or (iii) otherwise, with respect to Centillion LLC shall be made by the Executive Committee.

7. Relationship Between the Centillion Group and the Corporation.

   The Directors of the Corporation shall require Centillion LLC to preserve, maintain and maximize the value of its assets, and any contracts with respect to, utilization of, or transfer of any of Centillion LLC's assets between and among Centillion LLC and any other party (including the Corporation and its other affiliates) shall be pursuant to transactions entered into at arm's-length.

8. Certain Definitions.

   Unless the context otherwise requires, the terms defined in this Section shall have, for all purposes of this Article, the meanings herein specified:

   "Centillion LLC" shall mean the Delaware limited liability company included in the assets of Centillion Data Systems, Inc. immediately prior to the Effective Time specified in the Merger Agreement.

   "Common Stock Group" shall mean, as of any date, the interest of the Corporation or any subsidiary in all of the businesses in which the Corporation or any subsidiary is or has been engaged, directly or indirectly, and the respective assets and liabilities of the Corporation or any subsidiary, other than any businesses, assets or liabilities of Centillion LLC.

   "Covered Disposition" shall mean: (a) any direct or indirect sale, transfer or conveyance by the Corporation of fifty percent (50%) or more of either its equity interest in the LLC or the assets of the LLC; or (b) any grant of any pledge or other security interest in fifty percent (50%) or more of either the equity interest of the Corporation in Centillion LLC or the assets of Centillion LLC; or (c) any of the occurrences described in (a) or (b) which results in the Corporation's receipt of more than $7,500,000.

   "Current Market Value of the Class A Common Stock" shall mean the average of the daily last reported sale price per share of the Class A Common Stock on the NASDAQ National Market System (or if such stock is then listed on the New York Stock Exchange, on such Exchange) during the most recent twenty (20) consecutive full Business Days before such date,


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provided that if there was no reported sale on any such day or days, there shall be substituted the average of the closing bid and asked quotations on that Market or Exchange on that day or days, and provided further that, if the Class
A Common Stock is not listed on that Market or Exchange on any such day or days, there shall be substituted the comparable sale price or average of bid and asked quotations on the principal national securities exchange on which such Class A Common Stock is so listed, or if not so listed on any national securities exchange, the average of the highest bid and the lowest asked quotations in the over-the-counter market that day or days.

9. Amendments.

       (a) Except as provided for in subparagraph (b) below, this Certificate of Incorporation shall be amended in the manner provided for in the Delaware General Corporation Law.

       (b) Until July 1, 2003, except for amendments as a result of acquisitions or capital raising, which amendments shall not be governed by this subparagraph
(b), all amendments to this Certificate of Incorporation shall require, prior to submission to shareholders, the affirmative vote of a majority of the Board of Directors, which vote must contain the affirmative vote of at least one (1) Class III Director.